April 12, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of your letter dated March 24, 2011, and appreciate your input with respect to our compliance with the applicable disclosure requirements.  We have restated your review comments below and our responses thereto follow:

SEC COMMENT

Form 10-Q for the Period Ended June 30, 2010

Notes to the Consolidated Financial Statements

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies, page 5

1.	“We have reviewed your response to comment one:

•
With respect to your assertion that no reconsideration event occurred subsequent to the deconsolidation date, please tell us why the signing of the agreement on July 27, 2009 was not considered a reconsideration event for purposes of paragraph seven of FIN 46R.

PERNIX RESPONSE: At the time of the deconsolidation, Macoven was already in the process of developing authorized generics for Pernix.  The development agreement was intended to formally memorialize these ongoing development efforts and establish written terms governing the relationship between Macoven and Pernix.  Since the development activities commenced prior to the signing of the development agreement which was signed so close in time to the deconsolidation (2 weeks), we did not consider the signing of this agreement on July 27, 2009 to be a reconsideration event for purposes of paragraph seven of FIN 46R. We considered both events in all our analyses as if they occurred concurrently.

•
With respect to your analysis under paragraph 5(a)(3) of FIN 46R, it appears that the investment in Macoven was directly provided to the Pernix shareholders via the transfer and the spinoff, and indirectly to the Macoven officer via the subsequent transfer of the ownership interest from the Pernix officer.  As such, please revise your analysis to support why you believe that there is sufficient equity at risk to finance Macoven’s activities without additional support.  Please demonstrate quantitatively and qualitatively how you derived this conclusion.

PERNIX RESPONSE: In connection with the deconsolidation, Pernix contributed $734,930 to fund the operations of Macoven.   This amount was included in the statement of stockholders’ equity for the year ended December 31, 2009 in the line representing  the deconsolidation of Macoven.   The reconciliation of  the deconsolidation equity is as follows:

Contribution to capital	$734,930.00
Net loss thru 12/31/08	(60,062.00)
Net loss thru 7/13/09	(178,045.00)
Deconsolidation Equity per Stockholder’s Equity Roll forward	$496,823.00

Beyond this contribution to capital and its entry into the development agreement, neither Pernix nor the Macoven shareholders made any contributions to the capital of Macoven, or otherwise made any advances to this entity.  This initial capital, coupled with incoming revenue from sales of non-Pernix generics, was sufficient to finance Macoven’s activities going forward.

ASC 810-10-25-45 presumes that an equity investment of less than 10 percent of the legal entity’s total assets is not sufficient to permit the entity to finance its activities without subordinated financial support. While not conclusive, equity greater than 10% is an indicator that the entity has sufficient equity.  In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.

a. The legal entity has demonstrated that it can finance its activities without additional subordinated financial support.

b. The legal entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.

c. The amount of equity invested in the legal entity exceeds the estimate of the legal entity's expected losses based on reasonable quantitative evidence.

Qualitative analysis

As previously included in our correspondence, Macoven was designed to sell generic drugs both directly and through collaboration arrangements.  It was not designed to exclusively sell Pernix authorized generics, and its members were entitled to the net proceeds from sales of non-Pernix generics.

Sales of generics are typically generated by specific efforts of trade services representatives to the wholesalers.  Further, sales of generics are typically driven by price to value in a very competitive market that is much more bifurcated than the brand market. Macoven was spun-off in anticipation of and pursuant to merger negotiations with GTA, as GTA and Pernix were unable to agree on the appropriate value to give Macoven in establishing the merger consideration.  At the time of the deconsolidation, Macoven had products in development and other third-party collaboration arrangements that were not related to Pernix or its branded products. We believed these arrangements, along with the equity at risk, were sufficient to finance Macoven’s activities for the foreseeable future.

Quantitative analysis

We believe the revenue from its collaboration agreements and future product sales demonstrate that Macoven could finance its own activities without financial support.  In the third quarter of 2009, Macoven recognized approximately $480,000 in collaboration revenue unrelated to Pernix. Together with other earnings, stockholder’s equity increased to approximately $1,100,000.  Based on Macoven’s collaboration agreements and products in development, we believed that Macoven could finance its own activities following the deconsolidation.

 Please tell us whether the Pernix shareholders received anything in exchange for receiving the ownership interest in Macoven.  Clarify whether there was an agreement associated with this transaction.

PERNIX RESPONSE:  The Pernix shareholders did not receive anything in exchange for receiving  their ownership interest in Macoven. The receipt of the interest in Macoven was treated as a distribution by Pernix to its stockholders who in turn transferred this interest to Zinterests( a limited liability company wholly-owned by the then-stockholders of Pernix). Outside of corporate resolutions, there were no written agreements documenting the deconsolidation of Macoven.

•
With respect to your analysis under 5(b)(1), you state that the termination rights afforded Macoven gave the entity significant leverage in its ability to renegotiate the terms of the agreement due to the ninety day notice.  Please tell us how you drew this conclusion.  We note that Pernix has the right to terminate the agreement at will and with only 30 days notice.

PERNIX RESPONSE: Our conclusion is based on our belief that at the time of entering into this agreement, an eighteen-month term afforded Macoven sufficient time to bring Pernix’s authorized generics to market and establish a customer base for these products.  At the end of this initial term, we believed Macoven’s then market share, customer contacts and expertise would discourage Pernix from licensing the right to market authorized generics to a third party.  Rather, Pernix would be incentivized to enter into an amended agreement with Macoven given, among other things, (i) the  initial capital that may be required for a third party to  commercialize and bring to market Pernix authorized generics, (ii) Macoven’s then-existing customer relationships, (iii) Macoven would not be precluded from developing non-authorized generic versions of Pernix products following the expiration of the 18-month initial term that would be in direct competition with any authorized Pernix generic, and (iv) a failure to renegotiate could have resulted in the eventual departure of Mike Venters from Pernix and John McMahon from Macoven.  Based on the foregoing, we believe Macoven would have had bargaining power to renegotiate the terms of this agreement at the expiration of the initial term.

•
Additionally, it appears that Pernix has substantial rights under the agreement, including the rights to the intellectual property, commercialization, and the use of any marketing materials.  Further, pursuant to Section 2.4 of Exhibit 10.2 of the March 15, 2010 Form 8-K, it appears the rights granted Macoven under this agreement are non-exclusive.  Please provide further support for your conclusion that the members of Macoven have the direct or indirect ability through voting rights or similar rights to make decisions about the activities that have a significant effect on Macoven’s success.

PERNIX RESPONSE:  Since the development agreement with Pernix contemplated a $1.5 million development fee and related to authorized generic equivalents of its products, we believe the control retained by Pernix is customary for transactions of this nature in our industry.  With the exception of Pernix’s right to retain certain “quality” controls over the development and commercialization of its authorized generics under this single agreement, Macoven’s members retained the ability to take all action on behalf of the entity, including entering into commercial agreements for and on behalf of Macoven (including the development agreement with Pernix) and voting on all matters required to be submitted to members of a limited liability company under Louisiana law.  As previously disclosed, at the time of the deconsolidation, Macoven had already entered into commercial arrangements with third parties that were generating revenue.

•
Please tell us whether the “operational control placed in the hands of Messers. Venters and McMahon” were done so pursuant to a written contractual agreement, and if so, please tell us the significant rights afforded to them as a result of such agreement.

PERNIX RESPONSE: The operational control placed in the hands of Messrs. Venters and McMahon was not done pursuant to a written agreement.  Rather, this control was established prior to the deconsolidation at meetings among Pernix, Mr. Venters,   Mr. McMahon and then outside counsel to the Company throughout the first half of 2009.

•
With respect to your analysis under paragraphs 5(b)(2)-(3) and 5(c), you state that the holders of the equity investment at risk have the right to receive the net income of Macoven.  Please provide to us your analysis to clarify whether Macoven members had the obligation to absorb the expected losses and receive the expected residual returns, and not net income as you indicate in your response.  Please note that these concepts are defined in Note 2 of the Introduction to FIN 46R.

PERNIX RESPONSE:  To clarify, the members of Macoven had the obligation to absorb the expected losses and receive the expected residual returns of the entity.  Following the deconsolidation, the only returns the members would not receive related to the net proceeds from the sale of Pernix authorized generics for the eighteen-month term of the development agreement. Previously, the reference to “net income” was meant to represent the residual returns after consideration of any amounts due under the development agreement as that expense would be reflected in net income.  The members of Macoven would have all other rights to returns generated by Macoven and would be expected to absorb the losses of the entity, subject to any limitations applying generally to limited liability companies under Louisiana law.

•
With respect to your analysis under paragraph 5(c), you appear to assert that the “substantially all” criteria discussed in FIN 46R has not been [_____] as a result of the total amount of gross realized revenue.  Although the revenue and profits are factors that should be considered, the determination about whether substantially all of the activities of an entity involve or are conducted on behalf of a variable interest holder should not be based solely on a quantitative analysis.  Please provide your analysis of both the qualitative and quantitative factors associated with Macoven’s activities.

PERNIX RESPONSE:   Paragraph 5c of FIN 46R states:

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.11 For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

11 This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a variable interest entity by organizing the entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this footnote refers to all parties identified in paragraph 16, except for de facto agents under item 16(d)(1).

While Pernix and Macoven have common ownership, Pernix did not own any of the membership interest of Macoven following the deconsolidation and, therefore, had no voting rights as it relates to the business activities of Macoven including buying and selling assets, entering into financing arrangements or seeking other investors. Further, Pernix had no right to the return of its capital contribution of $734,930.  Our previous response focused on the gross revenues of Macoven as we believe this to be the most important indicator to demonstrate that Macoven was not designed to function primarily for the benefit of Pernix.  As the Macoven operating agreement does not have any other voting restrictions regarding any operational items, we do not believe that the activities are conducted on behalf of an investor that has disproportionately few voting rights.  Please refer to our March 4, 2011 response relating to our quantitative analysis.

We understand that the application of the related guidance to this fact situation is not as clear as we would prefer; however, we still believe that Macoven was not a variable interest entity.  Further, regardless of our conclusion, we believe that the Macoven operations were not material to Pernix’s operations prior to the acquisition of  Macoven on September 8, 2010.  At the time of this acquisition, we accounted for the transaction as a business combination and recorded a bargain purchase gain of approximately $882,000 as of that date.  From September 8, 2010, the date of the reacquisition of Macoven, through December 31, 2010, we recorded amortization related to the intangible assets acquired in the Macoven acquisition of approximately $598,000 resulting in a net income statement impact of approximately $176,000 (after application of an approximate tax rate of 38%).  This amount represents approximately 1.9% of Pernix’s net income for the twelve months ended  December 31, 2010.

Notwithstanding that we continue to believe Macoven was not a VIE, we have responded to each of  these items below for your reference.

•
If after reconsidering the comments above, you determine that Macoven was  a variable interest entity at the time of deconsolidation, please address the following items from our letter dated February 17, 2011:

o
Your response appears to assert that Pernix is not the primary beneficiary in this arrangement, but it is not clear how you derived this conclusion. You stated that the Macoven members were obligated “to fund any losses of Macoven or obtain or provide financing if necessary” and that the members of Macoven did not lack any characteristics of a controlling financial interest.  It appears that the officer who owned 40% of Macoven, and the Pernix shareholders who owned 60% of Macoven are related parties and/or de facto agents.  Paragraphs 16 and 17 of FIN 46R states that in order to determine whether an entity is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.  If two or more related parties hold variable interests in the same variable interest entity, the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary.  Please provide further support for your conclusion that Pernix is not the primary beneficiary.  Address each criterion in paragraph 17 separately.

PERNIX RESPONSE:  Paragraph 5c of FIN 46R states:

16. For purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. For purposes of this Interpretation, the term related parties includes those parties identified in FASB Statement No. 57, Related Party Disclosures, and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. The following are considered to be de facto agents of an enterprise:

a. A party that cannot finance its operations without subordinated financial support from the enterprise,for example, another variable interest entity of which the enterprise is the primary beneficiary

Although the initial capital contribution to Macoven was made by Pernix, no further funding or debt has been required due to the fact that Macoven began generating revenue from contracts and product sales.  Further, the Macoven members understood that should any future funding be required, it would be their responsibility.

b. A party that received its interests as a contribution or a loan from the enterprise

As stated previously, the 60% interest in Macoven was distributed to the shareholders of Pernix in proportion to their ownership in Pernix.  The remaining 40% was granted to Mr. Venters, who transferred half of this interest to Mr. McMahon to incentivize him to join Macoven.  Notwithstanding the related party relationships between Pernix, its stockholders and Mr. Venters, an employee of Pernix, we concluded that the primary beneficiaries of Macoven were its members.  We also note that one of Macoven’s members, John McMahon, who, along with Mr. Venters, was primarily responsible for the day to day operations of Macoven, had no prior relationship with or ownership interest in Pernix.

c. An officer, employee, or member of the governing board of the enterprise

See response at b. above.

d. A party that has (1) an agreement that it cannot sell, transfer, or encumber its interests in the entity without the prior approval of the enterprise or (2) a close business relationship like the relationship between a professional service provider and one of its significant clients. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests.

 No such agreement was entered into relating to the transfer of membership interests in Macoven, nor did a relationship of the nature described in (2) exist.  Further, the operating agreement of Zinterests, the entity holding the 60% membership interest in Macoven, does not contain any restrictions on transfers of membership interest.

17. If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances.

Assuming the membership interests in Macoven were variable interests, we believe the primary beneficiary would have been Zinterests, LLC, as this entity held a controlling interest in Macoven. The ownership interests of Macoven from the date of deconsolidation until Pernix's acquisition of Macoven on September 8, 2010 are illustrated in the table below.

Parties	Macoven Ownership Percentage
Pernix	0%
Zinterests	60%
Cooper C. Collins (thru Zinterests) (1)	27%
James E. Smith, Jr. (thru Zinterests) (1)	15%
Emily Elizabeth Bonner Deville (thru Zinterests) (1)	6%
David Waguespack (thru Zinterests) (1)	6%
Brandon R. Belanger (thru Zinterests) (1)	6%
Michael Venters(2)	20%
John McMahon	20%
100%

(1)  Reflects ownership interest in Macoven held through Zinterests, LLC.  The members of Zinterests have voting rights in matters related to Zinterests in proportion to their ownership interest.

(2) This individual received his ownership interest as inducement to his employment with Pernix and, therefore, we recognize that Mr. Venters could potentially be considered a de facto agent of Pernix; however, he is permitted to vote his interest in Macoven at his will.

a. The existence of a principal-agency relationship between parties within the related party group

Other than the fact Mr. Venters served as an employee of Pernix, there was no principal-agency relationship between any of the parties at the time of deconsolidation.  None of Pernix, Zinterests or Macoven had authority to act for and on behalf of any of the other parties.

b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group.

Given the composition of the revenue at the end of 2009, we believe the members of Macoven had the most at risk from the success or failure of Macoven, as the revenue from the Pernix development agreement consisted of 39% of Macoven’s total revenue for the six months ended December 31, 2009 , with agreements from unrelated third parties comprising the balance.  Outside of its development agreement with Pernix, the members of Macoven shared in the profits and losses of the entity in accordance with their respective percentage membership interests.

c. A party’s exposure to the expected losses of the variable interest entity

Following the deconsolidation, Pernix did not have exposure to the expected losses of Macoven.  The only exposure for Pernix would be any  loss of potential revenue from the Pernix-Macoven agreement.

d. The design of the variable interest entity.

         Macoven was not designed to sell only Pernix-related products, as evidenced by the composition of revenue for 2009.  Rather it was formed with the intention that membership interests would be distributed to individuals (Venters, McMahon) with the technical expertise and experience to successfully operate a pharmaceutical company specializing in the development and commercialization of generic pharmaceutical products.  Macoven had both the intent and the ability to secure and maintain unrelated third-party relationships in the operation of its business.

o	Please provide the following:

▪	Clarify whether there were any revenues earned from the Pernix agreement between June 30, 2009 and July 13, 2009, the date of deconsolidation; and

▪
Provide a breakout of the non-Pernix revenue by party from the date of deconsolidation through December 31, 2009.  Although you assert that the Pernix agreement was not significant to Macoven’s revenues, it is unclear whether any other agreement was individually more significant than Pernix agreement.

PERNIX RESPONSE: There were no revenues earned from the Pernix agreement between June 30, 2009 and July 13, 2009.  The table below provides a breakout of non-Pernix revenue by party from the date of deconsolidation to December 31, 2009.

	Non-Pernix Related Gross Revenue for the period July 13, 2009 – December 31, 2009	Pernix Related Gross Revenue for the period July 13, 2009 – December 31, 2009	Total
Trade Services Agreement – Customer A	316,320	—	316,320
Co-promotion Agreement – Customer B	415,736	—	415,736
Product Sales (all products sales were subsequent to September 22, 2009)
Customer C	14,763	46,723	61,486
Customer D	121,412	92,016	213,428
Customer E	8,857	40,267	49,124
Customer F	4,761	5,662	10,423
Customer G	47,860	8,179	56,039
Customer H	22,601	—	22,601
Customer I	1,951	—	1,951

Sub-total product sales	222,205	192,847	415,052

Amortization of Pernix development agreement	—	416,666	416,666

Total	954,261	609,513	1,563,774
	61%	39%

*actual names of customers are not provided for competitive reasons.

Based on the facts and circumstances above, we do not believe Macoven should have been a consolidated VIE.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  We further understand that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Tracy S. Clifford
Tracy S. Clifford
Chief Financial Officer